Unleash Innovation TSMC, Ltd© 02024 TSMC Property Unleash Innovation 2023 Fourth Quarter Earnings Conference January 18, 2024

Unleash Innovation TSMC, Ltd© 12024 TSMC Property Agenda • Welcome Jeff Su, IR Director • 4Q23 Financial Results and 1Q24 Outlook Wendell Huang, CFO • Key Messages Wendell Huang, CFO C.C. Wei, CEO Mark Liu, Chairman • Q&A

Unleash Innovation TSMC, Ltd© 22024 TSMC Property Safe Harbor Notice • TSMC’s statements of its current expectations are forward-looking statements subject to significant risks and uncertainties and actual results may differ materially from those contained in the forward-looking statements. • Information as to those factors that could cause actual results to vary can be found in TSMC’s 2022 Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) on April 20, 2023 and such other documents as TSMC may file with, or submit to, the SEC from time to time. • Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Unleash Innovation TSMC, Ltd© 32024 TSMC Property Statements of Comprehensive Income Selected Items from Statements of Comprehensive Income 4Q23 (In NT$ billions unless otherwise noted) Guidance Net Revenue (US$ billions) 19.62 18.8-19.6 17.28 19.93 +13.6% -1.5% Net Revenue 625.53 546.73 625.53 +14.4% 0.0% Gross Margin 53.0% 51.5%-53.5% 54.3% 62.2% -1.3 ppts -9.2 ppts Operating Expenses (71.62) (68.70) (64.54) +4.2% +11.0% Operating Margin 41.6% 39.5%-41.5% 41.7% 52.0% -0.1 ppt -10.4 ppts Non-Operating Items 18.07 13.87 9.63 +30.3% +87.7% Net Income to Shareholders of the Parent Company 238.71 211.00 295.90 +13.1% -19.3% Net Profit Margin 38.2% 38.6% 47.3% -0.4 ppt -9.1 ppts EPS (NT Dollar) 9.21 8.14 11.41 +13.1% -19.3% ROE 28.1% 25.8% 41.7% +2.3 ppts -13.6 ppts Shipment (Kpcs, 12"-equiv. Wafer) 2,957 2,902 3,702 +1.9% -20.1% Average Exchange Rate--USD/NTD 31.88 32.00 31.64 31.39 +0.7% +1.6% * Diluted weighted average outstanding shares were 25,929mn units in 4Q23 ** ROE figures are annualized based on average equity attributable to shareholders of the parent company 4Q23 3Q23 4Q22 4Q23 Over 3Q23 4Q23 Over 4Q22

Unleash Innovation TSMC, Ltd© 42024 TSMC Property 4Q23 Revenue by Technology 7nm and Below Revenue - 50 100 150 200 250 300 350 400 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 R e v e n u e ( N T $ B ) 7nm 5nm 3nm 0.11/0.13um 3% 90nm 1% 0.25um and above 1% 40/45nm 4% 28nm 7% 16nm 8% 0.15/0.18um 4% 65nm 5% 7nm 17% 5nm 35% 3nm 15%

Unleash Innovation TSMC, Ltd© 52024 TSMC Property Revenue by Technology 2022 0.11/0.13um 3%90nm 2% 0.25um and above 1% 28nm 10% 16nm 13% 0.15/0.18um 6%65nm 5% 7nm 27% 5nm 26% 40/45nm 7% 2023 0.11/0.13um 2%90nm 1% 0.25um and above 1% 40/45nm 6% 28nm 10% 16nm 10% 0.15/0.18um 5% 65nm 6% 7nm 19% 5nm 33% 3nm 6% 20nm 1%

Unleash Innovation TSMC, Ltd© 62024 TSMC Property +17% +27% -29% +13% -35% -16% Growth Rate by Platform (QoQ) 4Q23 Revenue by Platform Automotive 5% DCE 2% Others 2% IoT 5% Smartphone Automotive Others HPC IoT DCE HPC 43% Smartphone 43%

Unleash Innovation TSMC, Ltd© 72024 TSMC Property +0% -8% -17% +15% -16% -6% Growth rate by Platform (YoY) 2023 Revenue by Platform Smartphone Automotive Others HPC IoT DCESmartphone 38% Automotive 6% DCE 2% Others 3% IoT 8% HPC 43%

Unleash Innovation TSMC, Ltd© 82024 TSMC Property Balance Sheets & Key Indices Selected Items from Balance Sheets (In NT$ b illions) Amount % Amount % Amount % Cash & Marketable Securities 1,687.65 30.5% 1,551.32 28.3% 1,561.49 31.4% Accounts Receivable 201.94 3.7% 222.83 4.1% 231.34 4.7% Inventories 250.99 4.5% 262.09 4.8% 221.15 4.4% Long-term Investments 129.44 2.3% 116.35 2.1% 68.93 1.4% Net PP&E 3,064.48 55.4% 3,132.66 57.1% 2,693.84 54.3% Total Assets 5,532.37 100.0% 5,484.56 100.0% 4,964.78 100.0% Current Liabilities 913.58 16.5% 970.04 17.7% 944.23 19.0% Long-term Interest-bearing Debts 918.28 16.6% 937.49 17.1% 839.10 16.9% Total Liabilities 2,049.11 37.0% 2,111.74 38.5% 2,004.29 40.4% Total Shareholders' Equity 3,483.26 63.0% 3,372.82 61.5% 2,960.49 59.6% Key Indices A/R Turnover Days Inventory Turnover Days Current Ratio (x) Asset Productivity (x) * Total outstanding shares were 25,932mn units at 12/31/23 ** Asset productivity = Annualized net revenue / Average net PP&E 0.8 0.7 1.0 2.4 2.1 2.2 85 4Q23 3Q23 4Q22 31 35 36 96 93

Unleash Innovation TSMC, Ltd© 92024 TSMC Property (In NT$ billions) 4Q23 3Q23 4Q22 Beginning Balance 1,311.81 1,276.72 1,296.01 Cash from operating activities 394.83 294.65 486.88 Capital expenditures (170.16) (226.62) (336.84) Cash dividends (77.80) (71.30) (71.30) Bonds payable 9.80 9.80 5.80 Investments and others (3.05) 28.56 (37.74) Ending Balance 1,465.43 1,311.81 1,342.81 Free Cash Flow 224.67 68.03 150.04 Cash Flows * Free cash flow = Cash from operating activities – Capital expenditures *

Unleash Innovation TSMC, Ltd© 102024 TSMC Property 2023 Financial Highlights (In NT$ billions unless otherwise noted) Net Revenue (US$ billions) 69.30 75.88 -8.7% Net Revenue 2,161.74 2,263.89 -4.5% Gross Margin 54.4% 59.6% -5.2 ppts Operating Margin 42.6% 49.5% -6.9 ppts Income before Tax 979.17 1,144.19 -14.4% EPS - Diluted (NT$) 32.34 39.20 -17.5% Operating Cash Flow 1,241.97 1,610.60 -22.9% Capital Expenditures 949.82 1,082.67 -12.3% Free Cash Flow (FCF) 292.15 527.93 -44.7% Cash Dividends 291.72 285.24 +2.3% Cash & Marketable Securities 1,687.65 1,561.49 +8.1% ROE 26.2% 39.8% -13.6 ppts 2023 YoY2022

Unleash Innovation TSMC, Ltd© 112024 TSMC Property 1Q24 Guidance ◼ Revenue to be between US$18.0 billion and US$18.8 billion Based on our current business outlook, management expects: And, based on the exchange rate assumption of 1 US dollar to 31.1 NT dollars, management expects: ◼ Gross profit margin to be between 52% and 54% ◼ Operating profit margin to be between 40% and 42%

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Recap of Recent Major Events

- TSMC Announces Dr. Mark Liu Not to Participate in Next Board of Directors Election (2023/12/19)
- WaferTech Celebrates its Name Change to TSMC Washington (2023/12/15)
- TSMC 2023 Supply Chain Management Forum Presents Awards to Outstanding Suppliers (2023/12/07)
- TSMC Board of Directors Approved NT$3.50 Cash Dividend for the Third Quarter of 2023 and Set March 18 as Ex-Dividend Date, March 24 as the Record Date and April 11, 2024 as the Distribution Date (2023/11/14)

- Please visit TSMC's website (https://www.tsmc.com) and Market Observation Post System (https://mops.twse.com.tw) for details and other announcements

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